FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 9, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 9, 2014 – Appointment of New Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

9 October 2014

FOR IMMEDIATE RELEASE

ARM HOLDINGS PLC – APPOINTMENT OF NEW DIRECTOR

ARM Holdings plc is very pleased to announce the forthcoming appointment of Dr John Liu as an independent non-executive director.  He will join the board on 1 December 2014.

Dr. John Liu is currently an independent non-executive director of Digital China Holdings Limited and a member of the Board of Trustees of Beijing Normal University Education Fund. In addition he is Chief Business Officer of Qihoo 360 Technology Co. Ltd. Former roles include senior executive positions in various companies including as Corporate Vice President and Head of Greater China for Google Inc.;  China CEO of SK Telecom Co., Ltd in Korea and Country Director of Greater China of Singapore Telecommunications Limited.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.

Stuart Chambers, Chairman, said:

“We are delighted to welcome John Liu to the ARM board as an independent non-executive director and look forward to the benefit of his highly relevant expertise in Asia and his longstanding experience of global technology companies.   His appointment is part of our planned and continuing evolution of the board.”

CONTACTS:
Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

ENDS